STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
Shares for computation of basic net income per share	7,383,535	7,346,229	7,372,292	7,008,226
Effect of dilutive stock options and warrants	-	-	-	-
Shares for computation of diluted net income per share	7,383,535	7,346,229	7,372,292	7,008,226